FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

December 8, 2015

Notice to holders of the 12,639,831 outstanding non-cumulative preference shares, Series A (the “Securities”) represented by American depositary receipts (the “Preference ADSs”), issued by National Bank of Greece S.A. (the “Issuer”)

Background

On 31 October 2015, the European Central Bank published the results of its Comprehensive Assessment in respect of the Issuer, which indicated a capital shortfall relating to the baseline scenario and the adverse scenario of the stress tests carried out. The Issuer is required to remedy such capital shortfall by December 11, 2015.

The Issuer has undertaken a number of actions to cover the shortfall identified in the Comprehensive Assessment by generating Common Equity Tier 1 capital and strengthening the Issuer’s capital position.

In addition, on December 3, 2015 the Issuer made a formal request for State Aid to be provided in order to allow the Issuer to meet the residual capital shortfall arising from the adverse scenario of the aforementioned stress tests.

European State Aid rules and relevant powers attributed to the Hellenic Financial Stability Fund under Greek law

The Issuer notes that, pursuant to European Union law, if State Aid is required to be provided in order to allow a bank to meet any relevant capital shortfall, then, according to the Communication of the European Commission on the application, from August 1, 2013, of State Aid rules to support measures in favour of banks in the context of the financial crisis (the “Banking Communication”), burden sharing needs to be achieved through contributions by holders of equity, hybrid capital and subordinated debt of the bank, in order to reduce the capital shortfall to be met by State Aid to the maximum extent possible.  This is the case even if no resolution action or crisis prevention measure is taken in relation to the Issuer at the relevant time pursuant to Directive 2014/59/EU of May 15, 2014, which provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “BRRD”), as implemented in Greece pursuant to Greek law 4335/2015 (the “BRR Law”).

As they relate to the Issuer, the requirements of the Banking Communication mean that, to the extent State Aid is required for the purposes of remedying the capital shortfall of the Issuer identified in the Comprehensive Assessment, even if no resolution action is undertaken under the BRRD or the BRR Law, the holders of capital instruments, including the Securities, will be required to contribute towards strengthening the Issuer’s capital position before State Aid is provided to the Issuer.

The burden sharing requirements imposed by the Banking Communication have been reflected in Greek Law no. 3864 of 2010, as recently amended and currently applicable (the “HFSF Law”), which attributes to the Hellenic Financial Stability Fund (the “HFSF”) the ability to provide State Aid through subscription to common shares and other securities issued by a Greek bank, subject to the mandatory write/down and/or conversion of the capital instruments and certain other liabilities of the bank  in question. The Securities form part of the share capital of Issuer, are governed by Greek Law and are treated as Additional Tier 1 capital instruments pursuant to the grandfathering rules of the Regulation (EU) 575/2013 (the “Capital Requirements Regulation”).  The Securities are therefore eligible to be subject to the mandatory conversion of the HFSF Law.

A Cabinet act, following recommendation by the Bank of Greece, was issued on December 7, 2015 (the “Cabinet Act”) further to the Cabinet act issued on December 5, 2015, to implement the Burden Sharing Measures so that the request for State Aid is satisfied. The Cabinet Act and the Cabinet act issued on December 5, 2015 are included as exhibits hereto, together with unofficial English translations thereof. The Cabinet Act provides for the determination of the class, type, rate and amount of capital instruments and liabilities which will be subject to the Burden Sharing Measures, on the basis of a valuation of an independent auditor, appointed by the Bank of Greece.

The application of the burden sharing rules under the HFSF Law will result in the conversion into newly issued common shares (the “New Shares”) of the Securities at the rate of conversion determined by the Cabinet Act, being 100 New Shares per €100.00 in outstanding nominal amount (liquidation preference) of the relevant capital instruments. As the Securities are U.S. dollar denominated, an exchange rate of 1.0579, which was the European Central Bank euro/U.S. dollar exchange reference rate as at November 30, 2015, shall be applied. As a result, each of the Securities, having a nominal amount (liquidation preference) $25.00, shall be converted into 23.631723 New Shares by the conversion.

The New Shares, being common shares of the Issuer, will be represented by additional American depositary shares representing the Issuer’s common shares (CUSIP#: 633643804) (the “Common ADSs”) issued pursuant to the relevant Deposit Agreement among the Issuer, the Bank of New York Mellon as depositary and the holders of ADSs, as last amended on January 22, 2010. Delivery of American depositary shares representing the New Shares to holders of existing Preference ADSs in exchange therefor will be made promptly on or after December 11, 2015, in accordance with the notice and procedures of the Preference ADSs depositary, the Bank of New York Mellon. Holders of record of the Preference ADSs will receive a letter of transmittal from the Bank of New York Mellon, which will detail how holders of American depositary shares representing the Securities may surrender their certificates in exchange for American depositary shares representing the New Shares.

Delisting and Deregistration of existing Preference ADSs

Trading in the Preference ADSs on the New York Stock Exchange has been suspended by the New York Stock Exchange as of November 27, 2015.  The New York Stock Exchange has notified the Issuer of its determination to delist the Preference ADSs and commence delisting proceedings.  The New York Stock Exchange will file a Form 25 with the Securities and Exchange Commission (“SEC”) during December 2015 to effect the delisting and deregistration of the Preference ADSs. The delisting is expected to be effective 10 days after filing Form 25. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC.

Trading in the Common ADSs on the New York Stock Exchange has been suspended by the New York Stock Exchange as of November 27, 2015.  The New York Stock Exchange has notified the Issuer of its determination to delist the Common ADSs and commence delisting proceedings. Management is considering all available options in respect of the listing and future trading of the Common ADSs.

The Issuer intends to continue to fulfil the reporting requirements under the Exchange Act which are applicable in respect of the Common ADSs.

US federal income tax considerations

The parties will treat the exchange of the Securities for Common Shares as made pursuant to a “plan of reorganization” within the meaning of Sections 354 and 368 of the US Internal Revenue Code of 1986, as amended, and the US Treasury regulations thereunder.

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This release is not an offer of securities for sale in the United States.  The securities to which this release relates have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an exemption from registration under the Securities Act.  There will be no public offering of the securities in the United States.

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A. disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

The following exhibits have been disclosed as a part of this Form 6-K:

Exhibit Number	Description

99.1	Cabinet act dated December 5, 2015 (Greek language)

99.2	Cabinet act dated December 5, 2015 (English translation)

99.3	Cabinet act dated December 7, 2015 (Greek language)

99.4	Cabinet act dated December 7, 2015 (English translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: December 8th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: December 8th, 2015

Director, Financial Division